Exhibit 99.1

The9 Obtained Strategic Investment from Fine Vision Game Fund

Shanghai China, May 24, 2024 — The9 Limited (Nasdaq: NCTY) (the “Company”), an established Internet company, today announced that it agreed and signed a private placement agreement (the “Agreement”) with Fine Vision Fund, established by Finewill Capital, an internationally renowned investment institution. The fund is dedicated to investing in global game projects and supporting the future of the game industry. Pursuant to the Agreement, Fine Vision Fund will invest US$3.5 million to the Company, with upfront investment of US$2.5 million and second installment of US$1 million which is based on a pre-agreed condition. The Company will issue Class A ordinary shares to Fine Vision Fund. The value of each share for the upfront investment equals to 15.6% premium on the average closing price over the thirty consecutive trading days prior to the signing of the Agreement. The value of each share for the second installment equals to 25% premium on the average closing price over the thirty consecutive trading days prior to the fulfillment of the pre-agreed condition. These shares to be issued are subject to the statutory lock-up period.

“The integration of traditional and Web3 games will generate explosive opportunities, while this combined industry is still in early stages. Through this strategic investment, we hope to grow with The9 into the leader in this innovative composite market.” said Mr. Ronnie Li, Managing Partner of Fine Vision Fund.

“Fine Vision Fund has successfully incubated different Web2 and Web3 games worldwide. I am sure the strategic investment will be a good start of our cooperation and more and more global Web2/Web3 combined game cooperation will be coming.” said Mr. George Lai, Director and CFO of the Company.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this announcement is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About Fine Vision Fund

Fine Vision Fund was established in Singapore in 2022 by Finewill Capital, an internationally renowned investment institution. Fine Vision Fund is dedicated to investing in global game projects and supporting the future of the game industry. The first phase of the fund has a scale of tens of millions of US dollars. It has invested in different game development and distribution projects covering MMORPG, SRPG, Sports, Strategy simulation, and casual games, etc. The fund is enthusiastic about the innovative business model of games and the integration of traditional game development skills with cutting-edge blockchain technology. Through the creation of this international game fund, it aims to infuse new energy into the game and blockchain industry and foster its development and growth.

Fine Vision Fund employs an open operating model. The fund's contact detail and application channel are publicly accessible to game teams both domestically and internationally, without any strict restrictions on the game type or size. As the project progresses, the total investment will continue to grow. Beyond providing financial support to projects with great business potential, Fine Vision Fund will also offer knowledge sharing and overseas operating experience to game developers.

Fine Vision Fund remains positive about the long-term growth of game industry. It is leveraging its industry resources to support game teams worldwide and strengthening the bridge between the local and global game industries.

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company and is engaged in blockchain business including the operation of cryptocurrency mining. The9 is also stepping into AI application business in different industries.

Investor Relations Contact

Ms. Rebecca Cai
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com

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